SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2010

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBITS

Exhibit	Description

1.1

Joint Announcement dated May 24, 2010 of the Registrant, Hutchison Whampoa Limited and Hutchison Telecommunications Holdings Limited on (i) the sanction of the scheme of arrangement by the Grand Court of the Cayman Islands; (ii) the expected delisting of the Registrant’s securities from The Stock Exchange of Hong Kong Limited and the New York Stock Exchange; and (iii) the expected cancellation of the Registrant’s Annual General Meeting.

1.2

Joint press release dated May 24, 2010 of the Registrant and Hutchison Whampoa Limited regarding (i) the sanction of the scheme of arrangement by the Grand Court of the Cayman Islands; (ii) the expected delisting of the Registrant’s securities from The Stock Exchange of Hong Kong Limited and the New York Stock Exchange; and (iii) the expected cancellation of the Registrant’s Annual General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2010

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll

Christopher Foll
Chief Financial Officer

2